February 27, 2017
11:10 AM

OATH OR AFFIRMATION

I, Patrick Rooney, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC as of and for the year ended December 31, 2016, are true and correct. I further swear (or affirm) that neither TTBD, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal

Title

Notary Public

"OFFICIAL SEAL"
JILL P. FITZPATRICK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/16/2020